Exhibit 21.1

Digerati Technologies, Inc.

Subsidiary List

1.	T3 Communications, Inc., a Nevada Corporation
2.	Shift8 Networks, Inc. d/b/a T3 Communications, Inc., a Texas Corporation
3.	T3 Communications, Inc., a Florida Corporation